June 6, 2007

Mail Stop 4561

<u>**Via U.S. Mail and Fax (407) 251-8455**</u>
Mr. Malcolm J. Wright
Chief Executive Officer and Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

       RE: **American Leisure Holdings, Inc.**
                 Form 10-KSB for the fiscal year ended December 31, 2005
                 Filed March 31, 2006
                 File No. 333-48312

Dear Mr. Wright:

We issued comments to you on the above captioned filing on April 12, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 20, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 20, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3486 if you have any questions.

                 Sincerely,

                 Daniel L. Gordon
                 Accounting Branch Chief